UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

1-12102

(Commission file number)

n/a

(I.R.S. Employer Identification No.)

Macacha Güemes 515

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

C1106BKK

(Zip code)

Paula Dutto

Tel.: (011-54-11) 5441-0000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflicts Minerals Disclosure

Item 1.01  Conflicts Minerals Disclosure and Report

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2023

This report provides a consolidated overview of the payments to the Federal Government and Foreign Governments (each, as defined in Form SD, and together “Governments”) made by YPF Sociedad Anónima (“YPF”) and its consolidated subsidiaries for the fiscal year ended December 31, 2023. Unless the context requires otherwise, references in this report to “the Company,” “YPF,” “we,” “us” and “our” refer to YPF and its consolidated subsidiaries. References to “dollars”, “U.S. dollars”, “U.S. dollar” or “US$” are to United States dollars, and references to “peso”, “pesos” or “Ps.” are to Argentine pesos.

All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate applicable on or about the date of payment.

This report provides an overview of the payments made by YPF and its consolidated subsidiaries to Governments, but excludes any payments made by any of our subsidiaries to YPF.

Our business segments

As of December 31, 2023, we conducted our business according to the following business segments structure:

Upstream business segment

The Upstream business segment performs all activities related to the exploration and exploitation and production of crude oil, natural gas and frac sand for well drilling.

Downstream business segment

The Downstream business segment performs activities relating to: (i) crude oil refining and petrochemical production; (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels; (iii) commercialization of crude oil and refined and petrochemical products obtained from such processes; and (iv) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Gas and Power business segment

The Gas and Power business segment performs activities related to: (i) natural gas transportation to third parties and the Downstream business segment, and its commercialization; (ii) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iv) distribution of natural gas through our subsidiary Metrogas S.A.; and (v) the storage of the natural gas produced. Also, through our investments in associates and joint ventures, it undertakes activities related to: (i) separation of NGLs and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Our projects

This report discloses the payments made by us to Governments for the commercial development of oil, natural gas, or minerals, and which involves the exploration, development and extraction of crude oil, natural gas and minerals.

We organize our operations into blocks, i.e., areas defined by concession contracts or operating contracts signed by YPF. Where activities related to one of the blocks cross the borders of a major subnational political jurisdiction, we have disclosed payments for such block separately segregated per major subnational political jurisdiction.

Section 3 - Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 – Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

YPF SOCIEDAD ANÓNIMA

By: /s/ Federico Barroetaveña
Name: Federico Barroetaveña
Title: Chief Financial Officer

Dated: September 20, 2024